Dreamland Limited

c/o No. 5, 17th Floor

PeakCastle, No. 476 Castle Peak Road

Cheung Sha Wan

Kowloon, Hong Kong

May 8, 2026

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald Field

Re:	Dreamland Limited Registration Statement on Form F-1 (File No. 333- 295540) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dreamland Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Monday, May 11, 2026, or as soon as thereafter practicable.

Very truly yours,

Dreamland Limited

/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Chief Executive Officer and Director